Exhibit 5.2
The Board of Directors
Home Solutions of America, Inc.
1500 Dragon Street, Suite B
Dallas, Texas 75207
Dear Gentlemen:
     This letter is delivered to you for filing by Home Solutions of America, Inc. pursuant to the requirements of the Securities Exchange Act of 1934. I am resigning from the Board of Directors of Home Solutions of America, Inc., effective upon your receipt of this letter and its filing in a Current Report on Form 8-K.
     On Friday, December 14, 2007, Frank Fradella handed me a letter that purported to terminate my employment at Home Solutions Restoration of Louisiana, Inc. (“HSRLA”) for “cause.” Since there in fact was no “cause” pursuant to the definition of that term in my contract, any termination could only have been effective “without cause” on January 13, 2008, thirty days from delivery of the termination letter. Further, only five days before my improper termination, HSRLA and Mr. Fradella had reaffirmed my position with a purportedly unanimous Board vote and even directly informed all employees that my position with the Company was not in jeopardy and was unchanged. While the contract does not require me to resign from the board of Home Solutions of America, Inc. until at least January 13, I do so now for, among other things, the reasons set forth below.
     Sometime before I was informed that an outside law firm had been engaged to conduct an investigation of the actions of HSOA’s management in exchange for a deferral on an SEC inquiry, I became concerned about the accounting and business practices of CEO Frank Fradella, Executive Vice President Brian Marshall, CFO Jeff Mattich, and certain members of their staffs. It began when I was approached by CEO Fradella and a prior HSRLA officer with a proposal to use corporate resources to renovate their houses at Company expense. They apparently intended to bill the costs incurred by the Company on their homes, which were later reported to me as equaling approximately $95,000, to an existing job for a corporate employee, and then the Company would later write those charges off. The employee was offered $30,000 in similar “free” work for cooperating. The employee, however, had rightly refused the offer, and I demanded restitution for the corporate assets already expended, but Mr. Fradella refused. Thus began a contentious relationship with Mr. Fradella, and the first of various threats by him to terminate me.
     This period also started my status as a whistleblower. I uncovered what I believe was improper revenue recognition for non-existent work, which HSOA used to fund a bank line of credit. I fought with management over the recognition of revenues that were anticipated only in later quarters. I noted abuse of officer expense accounts, vehicle acquisitions and more, to the detriment of the operating capital and cash position of the Company. I discussed with officers the information I had received to the effect that a Fireline employee was demanding kickbacks from vendors. For all these matters, HSOA and Mr. Fradella failed or refused to take action. Finally, without other recognizable alternative, and to protect the company and its shareholders, I initiated conversations with the Federal Bureau of Investigation. When I told Mr. Fradella that I had done so, he apparently notified others who were involved, and threats on my life followed.
     Another incident involved the acquisition of RG America. It was reported to me that the revenues and income opportunity we in fact were acquiring were not as beneficial as had been presented by management, but actually were only a small fraction of the amount represented. Mr. Fradella stated to me that the Company had already spent funds advanced as part of the transaction, and that we could not repay those funds if we did not proceed with the acquisition. This was bad enough, but what was not disclosed until much later was the fact that management already had recognized contemplated revenue in the quarter prior to the actual acquisition, and that the Company already had borrowed against those revenues. I also recently was informed that, although many receivables were old — unpaid for many months and even years — the Company had put them on its books as current (apparently on the ground that the Company had just acquired RG America) so as to appear to be usable for bank borrowing under the terms of the Company’s line of credit. The Company apparently used these “recognized revenues” in its borrowing base calculations.
     The business arrangement of the Company with American Renaissance Homes (“ARH”), a modular home business and a personally directed project of Mr. Fradella, also was questionable. Subsequently discovered but originally undisclosed was the fact that the ARH arrangement was in effect a related party transaction funded by HSOA, that ARH was a start-up business whose officers had no direct experience in the industry, that HSOA continued to fund the venture which purportedly continued to lose money, and that ARH now is reportedly owned by the Company. The Company spread costs throughout its subsidiaries and refused to provide financials on this venture for review, even to me as a member of the Board.
     In the last two months, I received oral reports from an investigation by a law firm engaged by the Company to the effect that certain Company management engaged in significant undisclosed related party transactions, that work reported to have been done by the Company may not actually have occurred, that phantom receivables were reported in the Company’s SEC filings and used in the corporate bank line of credit borrowing base, that false documents were presented to auditors to substantiate those receivables, and that false public statements and press releases had been made. When I asked for a copy of the report in writing so I could study it, follow up and comply with my fiduciary duties as a director, my request inexplicably was denied.
     As a member of the HSOA and HSRLA Boards, I have been deprived of my ability to make reasoned decisions and to help guide corporate policy. I have been denied requested information, including data regarding corporate finances. I was not timely notified of all Board meetings or critical information. I was excluded from certain meetings, and was provided apparently incorrect information about others. My complaints and comments were unheeded. Independent directors did not act independently. Serious reform of corporate governance is required.
     The Company also intentionally has refused to pay its clear contractual obligations. For example, the former owners of Associated have never received full payment for their interests. Mr. Fradella instructed that required payments not be made. In June 2007, management apparently wrote off the obligation to pay for Associated, thus indicating that the intent was to take that company without paying. Citing cash flow and the need to fund legal expenses, the Company attempted to seize the cash flow of Associated without considering its obligations to its subcontractors, vendors or the monies owed to the former owners. Just last month, secretly and without proper Board resolution, Mr. Fradella attempted to convince Associated’s bank to give him control over that corporation’s checking account. When the bank on its own followed appropriate procedures and initially prevented him from looting corporate coffers, Mr. Fradella then convened a meeting that he said was a valid Board meeting of HSRLA (although all directors did not receive notice, while others who were not directors did receive notice, attended, and voted), and proceeded to pass banking resolutions that would give him the right to completely control and remove HSRLA funds.
     Confronted with the probability that the former owners now would never be paid, and fearful of the waste of HSRLA’s funds, I acted. Rather than pay the former owners of Associated the money to which I believed they clearly were entitled by contract, I sought to protect all concerned and give everyone an opportunity to state their positions fairly. As the chief executive officer of HSRLA, which authority had just again been ratified by its purported Board, I deposited the money in the registry of the court through a concursus proceeding, which I understand is an appropriate legal procedure. Further, and although the former owners were entitled to more, I placed in the registry only the amount the CFO of HSRLA reported would not be needed by that company in the immediate future; in other words, although the former owners are owed far more than HSRLA put in the court registry, I had HSRLA retain enough funds to make payroll and continue operations. Interestingly, Mr. Fradella does not appear as concerned as I about HSRLA and its continued operations, or about fairness: I understand he has opened new bank accounts, that he has failed to comply with an order of the court to make deposits in the registry of that court, that monies were removed from HSRLA accounts, and that creditors are not being paid in accordance with the terms of their agreements with HSRLA.
     As an officer of HSRLA, and as a member of the Board of HSRLA and HSOA, I have attempted, but been impotent, to halt the inappropriate actions of management. The majority of the Board has not supported me, and some members instead appear to have effectively defaulted to management, thus failing to satisfy their fiduciary duties. While I do not assert that each and every Board member has acted improperly or fraudulently, I have been unable to break through the shield management has erected for those directors who may honestly seek to perform their fiduciary duties. If you do no more as a result of my resignation, I demand that, at a minimum, you remove Mr. Fradella and the others involved in wrongdoing, assert claims on behalf of the Company to recoup what HSOA management wrongfully has taken, and act to preserve the Louisiana company intact. Do not permit yourselves to be swayed by Mr. Fradella rather than by the facts, and do not give Mr. Fradella authority to act or take action regarding employees, former employees or corporate funds; look independently at all facts, and exercise the fiduciary duties you owe to the shareholders and for which you were elected.
Sincerely Yours,
/s/ Stephen Scott Sewell
Stephen Scott Sewell
cc:   The Securities and Exchange Commission